Exhibit 99.1
LONGTOP FINANCIAL TECHNOLOGIES LIMITED ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE
FISCAL QUARTER ENDED DECEMBER 31, 2009
Hong Kong, China, February 10, 2010 — Longtop Financial Technologies Limited (“Longtop”) (NYSE: “LFT”), a leading software developer and solutions provider targeting the financial services industry in China, announced today unaudited financial results for the quarter ended December 31, 2009, which is the third quarter of its fiscal year ending March 31, 2010.
FINANCIAL HIGHLIGHTS
•	Third quarter total revenues of US$54.7 million, an increase of 66.2% Year-on-Year;

•	Third quarter Adjusted[1] Operating Income of US$29.3 million, an increase of 69.3% Year-on-Year;
•
Third quarter Adjusted Net Income of US$29.3 million, which includes an income tax benefit of US$4.0 million. Excluding the income tax benefit of US$4.0 million Adjusted Net Income would have increased 53.1% Year-on-Year;

•
Third quarter Adjusted Diluted Earnings Per Share of US$0.53, which includes an income tax benefit of US$0.07 per share. Excluding the income tax benefit of US$0.07 Per Share, Adjusted Diluted Earnings Per Share would have been US$0.46, an increase of 43.8% Year-on-Year;

•	Cash flow from operations was US$39.2 million for the third quarter and US$50.1 million for the first nine months;
•
Excluding Giantstone, full year 2010 revenue guidance increased to US$166.0 million from previous guidance of US$158.0 million, and Adjusted Diluted Earnings Per Share guidance increased from previous guidance of US$1.29 per share to US$1.39 per share, which includes US$0.07 per share from an income tax benefit recorded in Q3 2010.

“I’m pleased to report that on the back of solid execution from our management and employees, once again our third quarter financial results exceeded our top and bottom line guidance. We see ongoing strong demand from our customers that execute on their long-term IT development plans irrespective of short-term changes in macroeconomic factors. Based on our sales pipeline and ongoing discussions with customers about their IT spending plans, Longtop’s growth prospects remain strong for fiscal 2011. I believe Longtop’s competitive position is strengthening and we are taking market share from our competitors,” commented Weizhou Lian, CEO of Longtop. “Furthermore, this quarter’s results underscore the successful integration of Sysnet with insurance being our fastest growing customer segment. I believe the recent acquisition of Giantstone, a leading core banking solution provider in China will offer us new growth opportunities.”
FISCAL THIRD QUARTER DETAILED FINANCIAL RESULTS
Revenue
2009 Q3 and 2010 Q3 Revenue — US$000s

	Three months ended			Nine months ended
	December	December		December	December
	31, 2008	31, 2009	% Change	31, 2008	31, 2009	% Change
Software Development	$28,857	$46,397	60.8%	$68,509	$108,109	57.8%
Other Services	$4,041	$8,267	104.6%	$11,905	$17,882	50.2%

Total Revenue	$32,898	$54,664	66.2%	$80,414	$125,991	56.7%

Total revenues for the quarter ended December 31, 2009, were US$54.7 million, an increase of 66.2% year-on-year (YoY) from US$32.9 million in the corresponding year ago period, and exceeded company guidance of US$48.5 million. Software development revenues of US$46.4 million increased YoY by 60.8% and exceeded Company guidance of US$42.7 million.

[1]
Explanation of the Company’s Adjusted (i.e. non-GAAP) financial measures and the related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and the “Consolidated Adjusted Statements of Operations.

Total revenues for the nine months ended December 31, 2009, were US$126.0 million, an increase of 56.7% YoY from US$80.4 million in the corresponding year ago period. Software development revenues, which were 85.8% of total revenues for the nine months ended December 31, 2009, amounted to US$108.1 million, a YoY increase of 57.8%. Excluding revenue from Sysnet, total revenue for the three and nine months ended December 31, 2009, would have increased by 45.5% and 44.9% respectively.
Software Development Revenue by customer type — US$000s

	Three months ended			Nine months ended
	December	December		December	December
	31, 2008	31, 2009	% Change	31, 2008	31, 2009	% Change
Big Four Banks	13,000	18,464	42.0%	34,028	47,272	38.9%
Other Banks	11,177	18,106	62.0%	25,099	39,980	59.3%
Insurance	3,699	8,309	124.6%	6,868	16,195	135.8%
Enterprises	981	1,518	54.7%	2,514	4,662	85.4%

Total	28,857	46,397	60.8%	68,509	108,109	57.8%

Software development revenue from the Big Four Banks was US$18.5 million in the third quarter, an increase of 42.0% YoY, and US$47.3 million for the nine months ended December 31, 2009, an increase of 38.9% YoY. Big Four Banks accounted for 43.7% of software development revenues for the nine months ended December 31, 2009, as compared to 49.7% in the corresponding year ago period.
Software development revenue from Other Banks was US$18.1 million in the third quarter, a YoY increase of 62.0%, and US$40.0 million for the nine months ended December 31, 2009, an increase of 59.3% YoY. Other Banks accounted for 37.0% of software development revenues for the nine months ended December 31, 2009, as compared to 36.6% in the corresponding year ago period.
Software development revenue from Insurance was US$8.3 million in the third quarter, a YoY increase of 124.6% and US$16.2 million for the nine months ended December 31, 2009, an increase of 135.8% YoY. Insurance accounted for 15.0% of software development revenues in the nine months ended December 31, 2009. Sysnet, a leading IT insurance services provider acquired by Longtop in Q1 2010, contributed US$5.2 million in software development revenue for the nine months ended December 31, 2009, of which $3.3 million was recorded in Q3 2010.
Software development revenue from Enterprises was US$1.5 million and US$4.7 million for the three and nine months ended December 31, 2009, a YoY increase of 54.7% and 85.4% respectively.
Other services revenue increased by 104.6% YoY in the third quarter to US$8.3 million primarily due to a US$3.1 million contribution from Sysnet’s system integration business. Sysnet’s other services revenue was US$4.2 million from the acquisition date to December 31, 2009.
Gross Margins

	Three months ended			Nine months ended
	December	December	Change	December	December	Change
	31, 2008	31, 2009	(Decrease)	31, 2008	31, 2009	(Decrease)
Adjusted Software Development Gross Margin %	76.4%	75.1%	(1.3%)	74.2%	73.1%	(1.1%)
Adjusted Other Services Gross Margin %	33.8%	50.6%	16.8%	51.9%	40.3%	(11.6%)
Adjusted Total Gross Margin %	71.2%	71.4%	0.2%	70.9%	68.4%	(2.5%)
Adjusted Total Gross Margin was 71.4% and 68.4% for the three and nine months ended December 31, 2009, as compared to 71.2% and 70.9% in the corresponding year-ago periods. Approximately one percentage point of the 2.5% YoY decline in Adjusted Total Gross Margin for the nine months ended December 31, 2009, was due to a decline in Adjusted Software Development Gross Margin associated with: (i) the inclusion of Sysnet, which has lower gross margins than Longtop, (ii) Longtop is investing in its software development consulting and professional services business which has lower incremental gross margins than Longtop’s existing Adjusted Software Development Gross Margin, and (iii) in order to meet customer requirements a larger percentage of the workforce are being located in higher cost centers such as Beijing. The remaining 1.5 percentage point decline in Adjusted Total Gross Margin for the nine months ended December 31, 2009 was primarily attributable to a gross margin reduction of ATM maintenance and system integration business lines which are included as Other Services. Full year 2010 Adjusted Total Gross Margin is expected to be approximately 67%, equal to the Company’s previous guidance.

Operating Expenses

	Three months ended			Nine months ended
	December	December		December	December
	31, 2008	31, 2009	% Change	31, 2008	31, 2009	% Change
Adjusted Operating Expenses — US$000s	6,113	9,720	59.0%	15,119	24,600	62.7%
Adjusted Operating Expenses — % of revenue	18.6%	17.7%		18.8%	19.6%
Adjusted Operating Expenses were 19.6% of revenue for the nine months ended December 31, 2009, which is in line with full year Company guidance of 20.0%. Adjusted Operating Expenses increased by 62.7% YoY in the nine months ended December 31, 2009, which was slightly higher than the YoY software development revenue growth of 57.8% primarily due to the inclusion of Sysnet, which has lower operating margins than Longtop.
Operating Income and Net Income

	Three months ended			Nine months ended
	December	December		December	December
	31, 2008	31, 2009	% Change	31, 2008	31, 2009	% Change
Adjusted Operating Income — US$000s	17,299	29,288	69.3%	41,923	61,613	47.0%
Adjusted Operating Income — % of revenue	52.6%	53.6%		52.1%	48.9%
Adjusted Operating Income of US$29.3 million for the third quarter exceeded company guidance of US$26.0 million and increased YoY by 69.3%. Adjusted Operating Income of US$61.6 million for the nine months ended December 31, 2009, increased 47.0% YoY. Adjusted Operating Margin for the nine months ended December 31, 2009, of 48.9% was lower than the corresponding period in fiscal 2009 due primarily to the decline in Adjusted Total Gross Margin.
Net Income

	Three months ended			Nine months ended
	December	December		December	December
	31, 2008	31, 2009	% Change	31, 2008	31, 2009	% Change
Adjusted Net Income — US$000s	16,532	29,313	77.3%	40,597	61,431	51.3%
Adjusted Net income per Diluted Share	0.32	0.53	65.6%	0.78	1.14	46.2%
Adjusted Net Income — % of revenue	50.3%	53.6%		50.5%	48.8%
US GAAP Net Income — US$000s	14,356	25,807	79.8%	34,640	53,100	53.3%
US GAAP Net income per Diluted Share	0.28	0.46	64.3%	0.66	0.98	48.5%
US GAAP Net Income — % of revenue	43.6%	47.2%		43.1%	42.1%

Reconciliation between US GAAP Net Income and Adjusted Net Income

	Three months ended			Nine months ended
	December	December		December	December
	31, 2008	31, 2009	% Change	31, 2008	31, 2009	% Change
Adjusted Net Income — US$000s	$16,532	$29,313	77.3%	$40,597	$61,431	51.3%

Stock compensation	$1,463	$2,196	50.1%	$4,205	$5,199	23.6%
Amortization of acquired intangible assets	$661	$960	45.2%	$1,643	$2,602	58.4%
Amortization of acquired deferred compensation	$52	$90	73.1%	$109	$270	147.7%
Acquisition related expenses	$—	$260		$—	$260

Sub-total	$2,176	$3,506	61.1%	$5,957	$8,331	39.9%

US GAAP Net Income	$14,356	$25,807	79.8%	$34,640	$53,100	53.3%

US GAAP and Adjusted Net Income for the quarter ended December 31, 2009, includes US$4.0 million (US$0.07 per fully diluted share) for an income tax benefit (“Q3 2010 Income Tax Benefit”) recorded in Q3 2010 associated with Longtop’s qualification as a Key Software Company for the 2009 calendar year. Excluding the US$4.0 million Q3 2010 Income Tax Benefit, Adjusted Net Income would have increased 53.1% as compared to Adjusted Net Income of US$16.5 million in the corresponding year ago period, and exceeded Company guidance of US$23.5 million and US$0.43 per fully diluted share. US GAAP net income for the quarter ended December 31, 2009, excluding the US$4.0 million Q3 2010 Income Tax Benefit, would have increased 51.9% as compared to US GAAP net income of US$14.4 million in the corresponding year ago period.
Adjusted Net Income for the nine months ended December 31, 2009, excluding the US$4.0 million Q3 2010 Income Tax Benefit (US$0.07 per fully diluted share), would have increased 41.5% as compared to Adjusted Net Income of US$40.6 million in the corresponding year ago period. US GAAP net income for the nine months ended December 31, 2009, excluding the US$4.0 million Q3 2010 Income Tax Benefit (US$0.07 per fully diluted share), would have increased 41.7% as compared to US GAAP net income of US$34.6 million in the corresponding year ago period.
Operating cash flow was US$39.2 million for the Third quarter, and US$50.1 million for the nine months ended December 31, 2009, an increase of 46.8% YoY.
Unrestricted cash balances at December 31, 2009 less short term borrowings, were US$362.5 million.
Commenting on the results, Derek Palaschuk, CFO of Longtop, said: “In the third quarter revenue and Adjusted Net Income once more substantially exceeded guidance. A robust third quarter cash flow from operations of US$39.2 million and US$50.1 million for the first nine months together with the proceeds from the November 2009 secondary offering will allow us to continue to invest intelligently in our existing operations and grasp further consolidation opportunities through acquisitions that will help extend our leading position in China’s financial technology industry.”
BUSINESS OUTLOOK
Longtop anticipates for the quarter and ending March 31, 2010, excluding Giantstone:
i) Total revenues of US$40.0 million, representing an increase of 54.4% YoY from revenues of US$25.9 million in the corresponding year ago period. Software development revenues are expected to be US$34.0 million, a YoY increase of 61.1% from US$21.1 million in the corresponding year ago period.
ii) Adjusted Operating Income of US$16.0 million, representing an increase of 50.9% YoY from Adjusted Operating Income of US$10.6 million in the corresponding year ago period.
iii) Adjusted Net Income of US$15.5 million, representing an increase of40.9% YoY from Adjusted Net Income of US$11.0 million in the corresponding year ago period.
iv) Adjusted Diluted Earnings Per Share of US$0.26, representing an increase of 23.8% YoY from Adjusted Diluted Earnings Per Share of US$0.21 in the corresponding year ago period.

Longtop anticipates for its fiscal year ending March 31, 2010, excluding Giantstone:
i) Total revenues of US$166.0 million, representing an increase of 56.2% YoY from revenues of US$106.3 million in fiscal 2009. Software development revenues are expected to be US$142.0 million, a YoY increase of 58.5% from US$89.6 million in fiscal 2009;
ii) Adjusted Operating Income of US$77.5 million, an increase of 47.6% YoY from Adjusted Operating Income of US$52.5 million in fiscal 2009.
iii) Adjusted Net Income of US$77.0 million, an increase of 49.2% YoY from Adjusted Net Income of US$51.6 million in fiscal 2009. Excluding the Q3 2010 Income Tax Benefit of US$4.0 million, Adjusted Net Income would have increased 41.5% YoY;
iv) Adjusted Diluted Earnings Per Share of US$1.39, an increase of 41.8% from Adjusted Diluted Earnings Per Share of US$0.98 in fiscal 2009. Excluding the Q3 2010 Income Tax Benefit of US$0.07 per fully diluted share, Adjusted Diluted Earnings per Share would have increased 34.7% YoY.
CONFERENCE CALL AND WEBCAST
Longtop’s senior management team will host a conference call and audio web cast at 7:30 PM Eastern Time on February 10, 2010 (or 4:30 PM U.S. Pacific Time on February 10, 2010, and 8:30 AM Beijing/Hong Kong time on February 11, 2010). The conference call will last for approximately one hour.
The dial-in numbers for the conference call are as follows:

U.S. Toll Free: 1866 549 1292 (back-up number: +852 3005 2050)
China Toll Free: 400 681 6949 (back-up number: +852 3005 2050)

Hong Kong and International: +852 3005 2050.
Passcode: 765115#
A live and archived web cast of this call will be available on Longtop’s website at http://en.longtop.com/.
NON-GAAP DISCLOSURE (“ADJUSTED”)
To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Longtop’s management reports and uses non-GAAP (“Adjusted”) measures of revenues, cost of revenues, operating expenses, net income and net income per share, which are adjusted from results based on GAAP. To supplement our financial results presented on a GAAP basis, we use the non-GAAP measures to exclude certain business combination accounting entries and expenses related to acquisitions, as well as other significant expenses including stock-based compensation that we believe are helpful in understanding our past financial performance and our future results. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Compensation of our executives is based in part on the performance of our business based on these non-GAAP measures. Management believes these non-GAAP financial measures enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain items that we believe are not indicative of our core operating results. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. We encourage investors to examine the reconciling adjustments between the GAAP and non-GAAP measures contained in this release and which we discuss below. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

Definitions of Non-GAAP Measures
Adjusted Cost of Revenue is defined as cost of revenue excluding, if applicable: (1) non-cash compensation expense and (2) amortization of acquired intangibles.
Adjusted Gross Margin is defined as Total Revenue less Adjusted Cost of Revenue.
Adjusted Operating Expenses is defined as operating expenses excluding, if applicable: (1) non-cash compensation expense, (2) amortization of acquired intangibles, deferred compensation arising on acquisition and goodwill impairment, (3) acquisition related expenses such as fees paid to investment bankers, due diligence and legal costs paid to third parties which would have been included as a cost of acquisition under Accounting Standards Codification (ASC) 805, “Business Combinations” (formerly FASB Statement No. 141 (revised 2007), “Business Combinations”; (4) post acquisition adjustments to the fair value of contingent consideration which would have been included as a cost of acquisition under ASC 805 or (5) one-time items.
Adjusted Operating Income is defined as Adjusted Gross Margin less Adjusted Operating Expenses.
Adjusted Net Income is defined as Adjusted Operating Income plus/minus other income/(expenses), less income taxes, excluding if applicable: (1) one-time items and (2) discontinued operations.
Adjusted EPS is defined as Adjusted Net Income divided by diluted shares.
One-Time Items, if applicable, are excluded from Adjusted Operating Income and Adjusted Net Income. These items are one-time in nature and non-recurring, infrequent or unusual, and have not occurred in the past two years or are not expected to recur in the next two years. GAAP results include one-time items.
Expenses That Are Excluded From Our Non-GAAP Measures
Non-cash compensation expense consists principally of expense associated with the grants, including unvested grants assumed in acquisitions, of restricted stock, restricted stock units and stock options. These expenses are not paid in cash, and we include the related shares in our fully diluted shares outstanding which, for restricted stock units and stock options, are included on a treasury method basis. Longtop’s management believes excluding the share-based compensation expense from its non-GAAP financial measure is useful for itself and investors. Although share-based compensation is a key incentive offered to our employees and especially our senior management, and we believe such compensation contributed to the revenues earned during the periods presented and also believe it will contribute to the generation of future period revenues, as share-based compensation expense does not involve any upfront or subsequent cash outflow, Longtop does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, the monthly financial results for internal reporting and any performance measure for commission and bonus are based on non-GAAP financial measures that exclude share-based compensation expense. If we had included share-based compensation expenses in our Non-GAAP Adjusted Net Income, Adjusted Net Income would have been US$5.2 million lower or US$56.2 million for the nine months ended December 31,2009 and our Adjusted Net Income margin would have been 4.0% lower.
Amortization of acquired intangibles is a non-cash expense relating to acquisitions. At the time of an acquisition, the intangible assets of the acquired company, such as backlog, customer relationships, and intellectual property, are valued and amortized over their estimated lives. While it is likely that we will have significant intangible amortization expense as we continue to acquire companies, we have excluded the effect of amortization of intangible assets from our non-GAAP financial measures. Amortization of intangible assets is inconsistent in amount and frequency and is significantly affected by the timing and size of our acquisitions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well.
Acquisition proceeds allocated to deferred compensation arises where a portion of the purchase price paid to shareholders is considered compensation expense rather than purchase price under US GAAP. Deferred compensation arising on acquisition is inconsistent in amount and frequency and is significantly affected by the timing and size of our acquisitions. Investors should note that the use of deferred compensation arising on acquisition contributed to revenues earned during the periods presented and will contribute to future period revenues as well.
Pursuant to ASC 805 which became effective for business combinations made by us whose acquisition date is on or after April 1, 2009, acquisition-related expenses such as fees paid to investment bankers, due diligence and legal costs paid to third parties are required to be recorded as an operating expense when incurred. These acquisition-related expenses are not related to the performance of our business lines, are inconsistent in amount and frequency and are significantly affected by the timing and size of our acquisitions.

Pursuant to ASC 805, as of the acquisition date we are required to estimate and record the fair value of contingent acquisition consideration. Generally contingent consideration is re-measured at fair value in each reporting period with changes in fair value recognized in earnings. If the estimated contingency is settled for a different amount than we have recorded at the time of the acquisition, the difference would be recorded in our Consolidated Statement of Operations. The contingent acquisition consideration is not related to the performance of our business lines, is inconsistent in amount and frequency, and is significantly affected by the timing and size of our acquisitions.
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
It is currently expected that the Business Outlook will not be updated until the release of Longtop’s next quarterly earnings announcement; however, Longtop reserves the right to update its Business Outlook at any time for any reason.
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including those with respect to our anticipated operating results for the quarter ended December 31, 2009 and the fiscal year ended March 31, 2010, efforts taken to improve efficiency, strengthen management, manage the Company’s growth and the Company’s competitive position. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the growth of the financial services industry in China; the amount and seasonality of IT spending by banks and other financial services companies; competition and potential pricing pressures; our revenue growth and solution and service mix; our ability to successfully develop, introduce and market new solutions and services; our ability to effectively manage our operating costs and expenses; our reliance on a limited number of customers that account for a high percentage of our revenues; a possible future shortage or limited availability of employees; general economic and business conditions; the volatility of our operating results and financial condition; our ability to attract or retain qualified senior management personnel and research and development staff; the outbreak of health epidemics; the planned relocation of our headquarters; People’s Republic of China, or PRC, regulatory changes and interpretations; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Our actual results of operations for the quarter and year ended September 30, 2009, are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change.
About Longtop Financial Technologies Limited
Longtop is a leading software development and solutions provider targeting the financial services industry in China. Longtop develops and delivers a comprehensive range of software applications and solutions with a focus on meeting the rapidly growing IT needs of the financial services institutions in China. Longtop is the highest ranked Chinese financial technology provider on the Global FinTech 100 survey of top technology partners to the financial services industry. Independent research firm IDC has also named Longtop the No.1 market share leader in China’s Banking IT solution market and the No.2 market share leader in China’s Insurance IT solution market in calendar year 2008. Headquartered in Beijing, Longtop has six solution delivery centers, three research and development centers and 95 ATM service centers located in 27 out of 31 provinces in China.
For more information, please visit: http://en.longtop.com/.
Contact us
For Investors:
Longtop Financial Technologies Limited
Charles Zhang, CFA
Email: ir@longtop.com
Phone: +86 10 8421 7758
For Media:
IR Inside BV
Caroline Straathof
Email: caroline.straathof@irinside.com
Phone: +31 6 5462 4301

CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2009	2009
	(In U.S. dollar thousands, except share and per share data)

Assets
Current assets:
Cash and cash equivalents	$238,295	$389,699
Restricted cash	463	3,745
Accounts receivable, net	29,861	87,625
Inventories	4,982	5,864
Amounts due from related parties	682	681
Deferred tax assets	979	1,449
Other current assets	4,712	12,549

Total current assets	279,974	501,612

Fixed assets, net	14,858	26,468
Prepaid land use right	5,167	5,090
Intangible assets, net	11,526	27,041
Goodwill	24,837	35,177
Deferred tax assets	1,479	1,479
Other assets	632	17,933

Total assets	$338,473	$614,800

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	$486	$27,183
Accounts payable	3,299	22,283
Deferred revenue	16,010	37,240
Amounts due to related parties	17	110
Deferred tax liabilities	867	1,064
Accrued and other current liabilities	23,810	37,892

Total current liabilities	44,489	125,772

Long-term liabilities:
Obligations under capital leases, net of current portion	98	—
Deferred tax liabilities	1,242	3,943
Other non-current liabilities	286	3,872

Total liabilities	46,115	133,587

Shareholders’ equity:
Ordinary shares $0.01 par value (1,500,000,000 shares authorized, 51,036,816 and 56,164,938 shares issued and outstanding as of March 31, 2009 and December 31, 2009, respectively)	$510	$562
Additional paid-in capital	243,194	378,583
Retained earnings	29,451	82,551
Accumulated other comprehensive income	19,203	19,517

Total shareholders’ equity	292,358	481,213

Total liabilities and shareholders’ equity	$338,473	$614,800

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Nine Months Ended
	December	December	December	December
	31, 2008	31, 2009	31, 2008	31, 2009
	(In U.S. dollar thousands, except share and per share data)

Revenues:
Software development	$28,857	$46,397	$68,509	$108,109
Other services	4,041	8,267	11,905	17,882

Total revenues	32,898	54,664	80,414	125,991

Cost of revenues:
Software development	7,346	12,756	19,116	31,900
Other services	3,134	4,389	6,880	11,530

Total cost of revenues	10,480	17,145	25,996	43,430

Gross profit	22,418	37,519	54,418	82,561

Operating expenses:
Research and development	1,318	2,549	3,631	6,028
Sales and marketing	3,393	5,549	7,801	14,112
General and administrative	2,584	3,639	7,020	9,139

Total operating expenses	7,295	11,737	18,452	29,279

Income from operations	15,123	25,782	35,966	53,282

Other income (expenses):
Interest income	922	1,096	4,438	3,096
Interest expense	(13)	(336)	(305)	(530)
Other income (expense), net	3	8	(292)	313

Total other income	912	768	3,841	2,879

Income before income tax expense	16,035	26,550	39,807	56,161

Income tax expense	(1,679)	(743)	(5,167)	(3,061)

Net income	14,356	25,807	34,640	53,100

Net income per share:
Basic ordinary share	$0.28	$0.48	$0.69	$1.02
Diluted	$0.28	$0.46	$0.66	$0.98

Shares used in computation of net income per share:
Basic ordinary share	50,590,358	53,597,293	50,467,808	52,083,391
Diluted	52,073,161	55,597,313	52,328,310	54,070,186

Includes share-based compensation related to:
Cost of revenues software development	$432	$740	$1,211	$1,663
Cost of revenues other services	63	146	185	284
General and administrative expenses	477	443	1,422	1,302
Sales and marketing expenses	389	717	1,102	1,597
Research and development expenses	102	150	285	353

UNAUDITED CONSOLIDATED ADJUSTED STATEMENTS OF OPERATIONS

	Three Months Ended		Nine Months Ended
	December	December	December	December
	31, 2008	31, 2009	31, 2008	31, 2009
	(In U.S. dollar thousands, except share and per share data)

Revenues:
Software development	28,857	46,397	68,509	108,109
Other services	4,041	8,267	11,905	17,882

Total revenues	32,898	54,664	80,414	125,991

Cost of revenues:
Software development	7,346	12,756	19,116	31,900
Other services	3,134	4,389	6,880	11,530

Total cost of revenues	10,480	17,145	25,996	43,430

Cost of revenue adjustments:
Share-based compensation software development	(432)	(740)	(1,211)	(1,663)
Share-based compensation other services	(63)	(146)	(185)	(284)
Amortization of acquired intangible assets other services	(363)	(126)	(895)	(470)
Amortization of acquired intangible assets software development	(84)	(387)	(224)	(965)
Amortization of acquired deferred compensation other services	(34)	(33)	(73)	(99)
Amortization of acquired deferred compensation software development	(18)	(57)	(36)	(171)

Adjusted cost of revenues:
Software development	6,812	11,572	17,645	29,101
Other services	2,674	4,084	5,727	10,677

Total adjusted cost of revenues	9,486	15,656	23,372	39,778

Gross profit	22,418	37,519	54,418	82,561

Adjusted gross profit	23,412	39,008	57,042	86,213

Operating expenses:
Research and development	1,318	2,549	3,631	6,028
Sales and marketing	3,393	5,549	7,801	14,112
General and administrative	2,584	3,639	7,020	9,139

Total operating expenses	7,295	11,737	18,452	29,279

	Three Months Ended		Nine Months Ended
	December	December	December	December
	31, 2008	31, 2009	31, 2008	31, 2009
	(In U.S. dollar thousands, except share and per share data)

Operating expense adjustments:
Share-based compensation research and development	(102)	(150)	(285)	(353)
Share-based compensation sales and marketing	(389)	(717)	(1,102)	(1,597)
Share-based compensation general and administrative	(477)	(443)	(1,422)	(1,302)
Amortization of acquired intangible assets sales and markeing	(152)	(378)	(395)	(968)
Amortization of acquired intangible assets general and administrative	(62)	(69)	(129)	(199)
Acquisition related expenses general and administrative	—	(260)	—	(260)

Adjusted operating expenses:
Research and development	1,216	2,399	3,346	5,675
Sales and marketing	2,852	4,454	6,304	11,547
General and administrative	2,045	2,867	5,469	7,378

Total adjusted operating expenses	6,113	9,720	15,119	24,600

Income from operations	15,123	25,782	35,966	53,282

Adjusted income from operations	17,299	29,288	41,923	61,613

Other income (expenses):
Interest income	922	1,096	4,438	3,096
Interest expense	(13)	(336)	(305)	(530)
Other (expenses) income, net	3	8	(292)	313

Total other income	912	768	3,841	2,879

Income before income tax expense	16,035	26,550	39,807	56,161

Adjusted income before income tax expense	18,211	30,056	45,764	64,492

Income tax expense	(1,679)	(743)	(5,167)	(3,061)

Net income	14,356	25,807	34,640	53,100

Adjusted net income	16,532	29,313	40,597	61,431

Net income per share:
Basic ordinary share	$0.28	$0.48	$0.69	$1.02
Diluted	$0.28	$0.46	$0.66	$0.98

Adjusted net income per share:
Basic ordinary share	$0.33	$0.55	$0.80	$1.18
Diluted	$0.32	$0.53	$0.78	$1.14

Shares used in computation of net income and adjusted net income per share:
Basic ordinary share	50,590,358	53,597,293	50,467,808	52,083,391
Diluted	52,073,161	55,597,313	52,328,310	54,070,186

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended		Nine Months Ended
	December	December	December	December
	31, 2008	31, 2009	31, 2008	31, 2009
	(In U.S. dollar thousands, except share and per share data)

Cash flows from operating activities:
Net income	$14,356	$25,807	$34,640	$53,100

Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	1,463	2,196	4,205	5,198
Depreciation of fixed assets	791	1,253	2,109	2,675
Amortization of intangible assets	716	1,103	1,789	2,920
Provision for doubtful accounts	55	268	101	299
Loss on disposal of fixed assets	165	26	207	31

Deferred income taxes	(1,836)	(433)	(965)	(467)

Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	3,783	(31,339)	(10,681)	(57,595)
Inventories	408	(1,343)	(521)	(799)
Other current assets	1,236	(474)	(1,118)	(7,700)
Amounts due from related parties	—	587	—	3
Prepaid land use right	82	24	(5,193)	79
Other non-current assets	104	91	(575)	273
Other non-current liabilities	6	43	(188)	104
Accounts payable	(9,337)	14,409	(1,075)	17,117
Deferred revenue	5,011	18,238	12,043	21,214
Amounts due to related parties	—	33	—	93
Accrued and other current liabilities	1,836	8,671	(654)	13,535

Net cash provided by operating activities	18,839	39,160	34,124	50,080

Cash flows from investing activities:
Change in restricted cash	9,753	(3,209)	5,560	(3,282)
Proceeds from sale of fixed assets	11	—	225	—
Purchase of fixed assets	(1,005)	(3,066)	(7,766)	(11,897)
Purchase of intangible assets	—	(280)	(3)	(502)
Long term investment	—	—	(3,911)	—
Acquisitions, net of cash acquired	(19)	(548)	(1,397)	(17,327)
Deposit made on acquisition	—	(17,574)	—	(17,574)

Net cash used in (provided by) investing activities	8,740	(24,677)	(7,292)	(50,582)

Cash flows from financing activities:
Proceeds from short-term borrowings	—	22,556	—	26,947
Net proceeds from follow-on offering	—	126,648	—	126,648
Stock options exercised	425	522	1,203	3,273
Repayments of capital leases obligations	(139)	(84)	(721)	(352)
Repayment of acquisition related liabilities	—	(896)	—	(4,845)
Amounts due to related parties	—	—	(54)	—

Net cash provided by financing activities	286	148,746	428	151,671

Effect of exchange rates differences	(429)	40	4,646	235

Net increase in cash and cash equivalents	27,436	163,269	31,906	151,404

Cash and cash equivalents, beginning of period	208,996	226,430	204,526	238,295

Cash and cash equivalents, end of period	$236,432	$389,699	$236,432	$389,699

Supplemental disclosure of cash flow information:
Income taxes paid	$3,515	$3,760	$6,326	$3,854
Interest paid	$13	$261	$308	$336
Supplemental disclosure of non-cash investing and financing activities:
Fixed assets purchased under capital leases	$—	$—	$655	$—